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December 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris and Dietrich King

Re:   Mountain Crest Acquisition Corp.
Registration Statement on Form S-1
Filed November 10, 2020
File No. 333-250017

Dear Messrs. Morris and King:

On behalf of our client, Mountain Crest Acquisition Corp, a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on November 10, 2020 (the “Registration Statement”) contained in the Staff’s letter dated December 4, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its amendment no. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

United States Securities and Exchange Commission

December 22, 2020

Registration Statement on Form S-1

Exclusive Forum, page 104

1.	We note that your forum selection provision provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise to disclose any risks or other impacts on investors, including that shareholders may be unable to bring suit in the forum they deem most favorable.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 106 of the Amended Registration Statement.

General

2.	We note that the PIPE Shares to be registered will be issued in a private placement that will close immediately prior to the closing of your proposed business combination with Playboy Enterprises. Generally, privately-placed securities may not be registered for resale before they are outstanding. Please refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11. As such, please provide us with a detailed analysis to support the conclusion that the private placement of all shares covered by this registration statement was complete at the time of filing. By way of example only, we note that the merger agreement appears to contemplate certain circumstances under which either MCAC or Playboy may terminate the business combination and therefore void the obligation of affiliates Sunlight Global and RT-PE Investment LLC, respectively, to purchase PIPE Shares. See footnote (5) and (9) of the Security Ownership of Certain Beneficial Owners and Management at page 106 and footnotes (58) and (66) of the Selling Stockholders table at page 110. In addition, with your response please provide us with a copy of Schedule 8.2(g) (Key Stockholders) to the merger agreement.

Response: In CD&I 134.01 and 139.11 the Staff formulated a set of requirements that allow parties to deem that a private placement that does not close until after the filing of the resale registration statement has been completed for purposes of Rule 152.The Staff’s guidance under CD&I 134.01 and 139.11 states that the registration for resale of securities prior to the issuance is permitted if the company has completed a sale of the securities under Section 4(2) of the Securities Act to the investors and the investors are at market risk at the time of filing of the resale registration statement.

The determination of whether a sale has been completed under Section 4(2) prior to the filing of the resale registration statement does not hinge on the closing and issuance of the securities, but rather on the timing of the investment decision in the private offering, including whether commitments are in place from all investors (i.e., the investors are irrevocably bound to purchase the securities), subject only to the filing or effectiveness of the registration statement or conditions outside the control of the investors so that there is no further investment decision after the filing of the resale registration statement, and the investors have market risk at the time the resale registration statement is filed.

United States Securities and Exchange Commission

December 22, 2020

The Company believes that the PIPE financing complies with the factors described above and that the private placement was completed prior to the filing of the resale registration statement on November 10, 2020, and therefore, the Company is permitted to file the resale registration statement prior to issuance of the PIPE Shares.

1) The investors must be irrevocably bound to purchase a set number of securities at the time of the filing of the registration statement. There can be no conditions to closing within an investor’s control or that an investor can cause not to be satisfied.

The subscription agreement for each PIPE Investor fixed the number of shares to be purchased, which amount is not subject to future adjustment. There are no conditions to closing that were in the PIPE Investors’ control or that the PIPE Investors could cause to be satisfied that had not been complied with prior to the filing of the resale registration statement on November 10, 2020.

2) The selling stockholders must be at market risk at the time that the resale registration statement is filed.

The selling stockholders full subscription amount has been at market risk since September 30, 2020, when they entered into the subscription agreement and registration rights agreement with respect to the PIPE, and continued to be a market risk at the time of the filing of the resale registration statement on November 10, 2020. The subscription agreement fixed the purchase price at $10.00 per share. The purchase price is neither contingent upon the market price, nor subject to adjustment at the time of effectiveness of the resale registration statement or at any time after effectiveness of the resale registration statement.

The Staff notes that two of the PIPE Investors, Sunlight Global and RT PE Investment, are affiliated with MCAC and Playboy, respectively. While it is true that each of these PIPE Investors are affiliated with the respective companies, we respectively disagree that either of such entities as such control the conditions to closing the PIPE and the Merger, or have the ability to cause certain conditions to closing of the transactions not to be satisfied.

The Staff notes, by way of example, the right of MCAC and/or PEI to terminate the Merger Agreement would void Sunlight Global and RT PE Investment obligation to purchase the PIPE Shares. With respect to the termination provisions under Section 9.1 of the Merger Agreement, any decision to terminate a transaction of this type lies solely with the board of directors of each party, and is not within the separate control of Sunlight Global and RT PE Investment.. If either MCAC or Playboy terminate the Merger Agreement, that would void the obligation of all of the PIPE Investors, not just Sunlight Global or RT PE Investment LLC, to purchase PIPE Shares. Any right to terminate the Merger Agreement rests solely within the control of the board of directors of MCAC and Playboy acting in accordance with their fiduciary duties as directors, and not Sunlight Global and/or RE PE Investment LLC. Accordingly, we believe that each of Sunlight Global and RT PE Investment LLC are irrevocably bound to purchase the PIPE Shares in the same manner as the other PIPE Investors as there are no conditions to closing that were within their separate control or that they could have caused not to be satisfied at the time the resale registration statement was filed.

United States Securities and Exchange Commission

December 22, 2020

As requested a copy of Schedule 8.2(g) to the merger agreement is attached hereto.

Please do not hesitate to contact Tahra Wright at (212) 407-4122 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:            Suying Liu

Schedule 8.2(g)

Key Stockholders

1.    RT-Icon Holdings LLC

2.    Drawbridge Special Opportunities Fund LP

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